News Release 2003-14	June 27, 2003
TSX – QRL – Queenstake Resources Ltd.
SEC file number 0-24096

Queenstake Closes $21,000,000 Equity Private Placement

Queenstake Resources Ltd. has closed a brokered private placement financing of CDN$21 million (approximately US$15.7 million).

Queenstake issued and sold 105,000,000 subscription receipts priced at $0.20 each.  Each subscription receipt is exercisable to acquire one common share and one half a common share purchase warrant (“Warrant’).  Each whole Warrant will entitle the holder to purchase one common share at an exercise price of $0.25 for a period of 24 months following completion of the acquisition by the Company of the Jerritt Canyon mine (NR03-10).  The proceeds have been deposited in escrow pending satisfaction of conditions to release the escrowed proceeds. The financing was led by Westwind Partners Inc. and co-managed by Loewen, Ondaatje, McCutcheon Limited.

Queenstake and the current owners of the Jerritt Canyon mine have agreed to extend the closing date from June 25, 2003 to on or before July 1, 2003.

Queenstake has all necessary regulatory approval to complete the financing and acquisition.

The securities will not be registered under the United States Securities Act of 1933, as amended (the “Act”), and may not be offered or sold in the United States unless registered under the Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer solicitation or sale would be unlawful.

For further information call:

Chris Davie, President and Chief Executive Officer – 303-297-1557

Doris Meyer, Vice President Finance and Chief Financial Officer – 604-516-0566

email – info@queenstake.com    web – www.queenstake.com

The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.